As filed with the Securities and Exchange Commission on August 25, 2006

Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ACXIOM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	71-0581897 (I.R.S. Employer Identification Number)

P.O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(Address of Principal Executive Offices)

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

Charles D. Morgan
Chairman of the Board and Company Leader
Acxiom Corporation
P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
501-342-1000
(Name and Address of Agent For Service)

Copies of all correspondence to:

Goodloe M. Partee, Esq.
Kutak Rock LLP
124 West Capitol Avenue
Suite 2000
Little Rock, Arkansas 72201
(501) 975-3000

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $.10 Par Value[1]	2,500,000	$23.89	$59,725,000	$6,390.58[2]

(1)   Preferred Stock Purchase Rights of Acxiom Corporation ("Acxiom" or "Registrant") are attached to and trade with the Acxiom Common Stock.

(2)   Pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares that may become subject to the Acxiom Corporation Retirement Savings Plan as a result of anti-dilution provisions of the plan.

(3)   The registration fee has been computed in accordance with paragraphs (c) and (h) of Rule 457, based upon the average of the high and low sales prices of shares of Acxiom's Common Stock as reported by Nasdaq on August 21, 2006.

EXPLANATORY NOTE

This registration statement on Form S-8 is filed by Acxiom Corporation pursuant to General Instruction E to Form S-8 to register an additional 2,500,000 shares of Common Stock that may be issued to participants under the Acxiom Corporation Retirement Savings Plan (the "Plan"). The contents of the registration statement on Form S-8, file number 333-57470, previously filed by Acxiom Corporation and relating to the registration of shares of Common Stock for issuance under the Plan, are hereby incorporated by reference to this registration statement in accordance with General Instruction E to Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

4.1   Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No. 333-61639) filed August 17, 1998 and incorporated herein by reference).

4.2   Rights Agreement, dated January 28, 1998 between Acxiom and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement, and the form of Certificate of Designation and Terms of Participating Preferred Stock of the Registrant, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).

4.3   Amendment No. 1, dated as of May 26, 1998, to the Rights Agreement (previously filed as Exhibit 4 to the Registrant's Current Report on Form 8-K dated June 4, 1998, Commission File No. 0-13163, and incorporated herein by reference).

5.1   Opinion of Kutak Rock LLP as to the legality of the shares being registered (filed herewith).

23.1   Consent of Kutak Rock LLP (included in the opinion in Exhibit 5.1).

23.2   Consent of KPMG LLP (filed herewith).

24.1   Powers of Attorney (filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on August 25, 2006.

ACXIOM CORPORATION

By: /s/ Catherine L. Hughes
Catherine L. Hughes
Corporate Governance Officer & Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated, on August 25, 2006:

<u>Signature</u>	<u>Title</u>
/s/ William T. Dillard II* (William T. Dillard II)	Director
/s/ Michael J. Durham* (Michael J. Durham)	Director
/s/ Mary L. Good * (Mary L. Good)	Director
/s/ Ann Die Hasselmo * (Ann Die Hasselmo)	Director
/s/ William J. Henderson * (William J. Henderson)	Director
/s/ Rodger S. Kline* (Rodger S. Kline)	Director and Chief Administrative Leader
/s/ Thomas F. (Mack) McLarty, III* (Thomas F. (Mack) McLarty, III)	Director
/s/ Charles D. Morgan* (Charles D. Morgan)	Chairman of the Board and Company Leader (principal executive officer)
/s/ Stephen M. Patterson* (Stephen M. Patterson)	Director

| /s/ Jeffrey W. Ubben* | Director |
| (Jeffrey W. Ubben) | |

/s/ Frank J. Cotroneo*   Chief Financial Officer
(Frank J. Cotroneo)   (principal financial and accounting officer)

*By: /s/ Catherine L. Hughes
         Catherine L. Hughes, Attorney-in-Fact

INDEX TO EXHIBITS

Number   Exhibit

4.1   Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No. 333-61639) filed August 17, 1998 and incorporated herein by reference).

4.2   Rights Agreement, dated January 28, 1998 between Acxiom and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement, and the form of Certificate of Designation and Terms of Participating Preferred Stock of the Registrant, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).

4.3   Amendment No. 1, dated as of May 26, 1998, to the Rights Agreement (previously filed as Exhibit 4 to the Registrant's Current Report on Form 8-K dated June 4, 1998, Commission File No. 0-13163, and incorporated herein by reference).

5.1   Opinion of Kutak Rock LLP as to the legality of the shares being registered (filed herewith).

23.1   Consent of Kutak Rock LLP (included in the opinion in Exhibit 5.1).

23.2   Consent of KPMG LLP (filed herewith).

24.1   Powers of Attorney (filed herewith).

Exhibit 5.1

August 25, 2006

Acxiom Corporation
P. O. Box 8180
1 Information Way
Little Rock, Arkansas 72203

      Re: REGISTRATION ON FORM S-8 OF SHARES OF COMMON STOCK PAR VALUE
$.10 PER SHARE, OFFERED PURSUANT TO THE ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Ladies and Gentlemen:

We are acting as counsel to Acxiom Corporation, a Delaware corporation (the "Company") in connection with the registration under the Securities Act of 1933, as amended, of up to 2,500,000 shares (the "Shares") of common stock, par value $.10 per share, of the Company issuable under the Acxiom Corporation Retirement Savings Plan (the "Plan").

We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion. Based on such examination and on the assumptions set forth below, we are of the opinion that the Shares to be offered and sold, when issued and delivered in accordance with the terms and provisions of the Plan, against receipt of the consideration provided for therein, will be validly issued, fully paid, and nonassessable.

In rendering this opinion, we have (i) assumed and have not independently verified (a) the due authorization, execution and delivery of the Plan, (b) that all signatures on all certificates and other documents examined by us are genuine, and that, where any such signature purports to have been made in a corporate, governmental or other capacity, the person who affixed such signature to such certificate or other document had authority to do so, and (c) the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies and (ii) as to certain factual matters, relied upon certificates of public officials and of the Company and its officers and have not independently checked or verified the accuracy of the factual statements contained therein. In addition, our examination of matters of law has been limited to the General Corporation Law of the State of Delaware and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws and the federal laws of the United States of America and reported judicial decisions interpreting such laws, in each case as in effect on the date hereof.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                            Very truly yours,

                            /s/ Kutak Rock LLP

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Acxiom Corporation:

We consent to the use of our reports dated June 8, 2006, with respect to the consolidated balance sheets of Acxiom Corporation as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2006, management's assessment of the effectiveness of internal control over financial reporting as of March 31, 2006, and the effectiveness of internal control over financial reporting as of March 31, 2006, incorporated herein by reference.

/s/ KPMG LLP

Dallas, Texas
August 24, 2006

Exhibit 24.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned, a director or officer, or both, of Acxiom Corporation ("Acxiom"), acting pursuant to authorization of the Board of Directors of Acxiom, hereby appoints Catherine L. Hughes and Jerry C. Jones, or any one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as a director or officer, or both, of Acxiom, to sign a Registration Statement on Form S-8, together with all necessary exhibits, and any amendments (including post effective amendments) and supplements thereto, to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to (i) the issuance and sale of up to 2,500,000 shares of common stock, $.10 par value, of Acxiom to be issued and delivered in accordance with the Acxiom Corporation Retirement Savings Plan (the "Plan"); and (ii) an indeterminate number of interests to be offered or sold pursuant to the Plan, and generally to do and perform all things necessary to be done in connection with the foregoing as fully in all respects as I could do personally.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 3rd day of August, 2006.

Signed: /s/ William T. Dillard II
Name: WILLIAM T. DILLARD II

Signed: /s/ Michael J. Durham
Name: MICHAEL J. DURHAM

Signed: /s/ Mary L. Good
Name: DR. MARY L. GOOD

Signed: /s/ Ann Die Hasselmo
Name: DR. ANN DIE HASSELMO

Signed: /s/ William J. Henderson
Name: WILLIAM J. HENDERSON

Signed: /s/ Rodger S. Kline
Name: RODGER S. KLINE

Signed: /s/ Charles D. Morgan
Name: CHARLES D. MORGAN

Signed: /s/ Thomas F. (Mack) McLarty, III
Name: THOMAS F. (MACK) McLARTY, III

Signed: /s/ Stephen M. Patterson
Name: STEPHEN M. PATTERSON

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned, director of Acxiom Corporation ("Acxiom"), acting pursuant to authorization of the Board of Directors of Acxiom, hereby appoints Catherine L. Hughes and Jerry C. Jones, or any one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as a director of Acxiom, to sign a Registration Statement on Form S-8, together with all necessary exhibits, and any amendments (including post effective amendments) and supplements thereto, to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to (i) the issuance and sale of up to 2,500,000 shares of common stock, $.10 par value, of Acxiom to be issued and delivered in accordance with the Acxiom Corporation Retirement Savings Plan (the "Plan"); and (ii) an indeterminate number of interests to be offered or sold pursuant to the Plan, and generally to do and perform all things necessary to be done in connection with the foregoing as fully in all respects as I could do personally.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 14th day of August, 2006.

Signed: /s/ Jeffrey W. Ubben
Name: JEFFREY W. UBBEN

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned Chief Financial Officer of Acxiom Corporation ("Acxiom"), acting pursuant to authorization of the Board of Directors of Acxiom, hereby appoints Catherine L. Hughes and Jerry C. Jones, or any one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as an officer of Acxiom, to sign a Registration Statement on Form S-8, together with all necessary exhibits, and any amendments (including post effective amendments) and supplements thereto, to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to (i) the issuance and sale of up to 2,500,000 shares of common stock, $.10 par value, of Acxiom to be issued and delivered in accordance with the Acxiom Corporation Retirement Savings Plan (the "Plan"); and (ii) an indeterminate number of interests to be offered or sold pursuant to the Plan, and generally to do and perform all things necessary to be done in connection with the foregoing as fully in all respects as I could do personally.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 24th day of August, 2006.

Signed: /s/ Frank J. Cotroneo
Name: FRANK J. COTRONEO
Chief Financial Officer